December 20, 2022

Sonny Oh

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, PEA 1404

Dear Mr. Oh:

In response to comments given by you via telephone to Alex Andrzejewski December 13, 2022, the Trust has revised the disclosure in the Fund’s prospectus and statement of additional information. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

Comment 1. Please disclose supplementally which no-action letter the Registrant is relying on and explain how the facts comply with the requirements of the letter being used. Please enhance disclosure regarding the legal basis for providing related prior performance under Prior Performance of Similar Accounts.

Response: The Registrant has deleted all prior performance disclosure.

Comment 2. In the Annual Fund Operating Expenses, please remove the fees related to the Subsidiary from the Management fee, and include the subsidiary fee with any other related expense in a separate line item.

Response: The existing disclosure reflects that approach.

Comment 3. Please clarify and revise to plain English “exhibits negative correlation”, contained in the second bulleted disclosure of the Principal Investment Strategies, Tactical Futures Strategy Section.

Response: The following disclosure has been added “(that is, the strategy seeks to provide returns inverse to those of global equity markets.)”

Comment 4. Please enhance disclosure surrounding how the Fund expects to “deliver for the Fund positive returns in all market environments” as contained in the second bulleted disclosure of the Principal Investment Strategies, Tactical Futures Strategy Section.

Response: The disclosure has been revised as follows:

       Contra implements a diverse set of short-term, systematic trading strategies designed to exhibit negative correlation to global equity markets. Because Contra is designed to perform well when global equity markets are in decline (i.e., negative correlation), this component of the Tactical Futures strategy is intended to deliver for the Fund positive returns in all market environments, while remaining opportunistically geared towards volatile, equity bear market environments.

Comment 5. Please clarify the basis for the allocation of the disclosed percentages, and whether these percentages are based on net or gross assets, as contained in the third bulleted disclosure of the Principal Investment Strategies, Tactical Futures Strategy Section.

Response: Please see tracked changes in the attached prospectus.  For clarification, the Registrant has consolidated and streamlined all references to percentage allocations among multiple strategies and components to a single paragraph: “Multi-Strategy Exposures”.  All percentage references to exposures are on a net asset basis.

Comment 6. In Tactical Futures Strategy, please incorporate language clarifying that the “approximately 200 global contract markets” represent only a portion of the available markets, and not all markets.

Response: The disclosure has been revised as follows: The number of global markets traded may increase or decrease over time and the Fund will not invest in all available global contract markets.

Comment 7. Please provide examples of equity related instruments following “the Fund may invest in all types of equity securities and equity-related instruments without regard to market capitalization” as disclosed in the Equity Strategy.

Response: The disclosure has been revised as follows:

For example, equity securities and equity related instruments include (i) exchange-traded and over-the-counter common and preferred stocks’ (ii) security futures; 9iii) warrants; (iv) options; (v) rights; (vi) convertible securities’ (vii), sponsored and unsponsored depositary receipts and shares; (viii) trust certificate; (ix) participatory notes; (x) limited partnership interests; (xi) financial futures contracts; (xii) real estate investment trusts (“REITs”); and (xiii) shares of other open- and closed-end investment companies (including exchanged-traded funds (“ETFs”).

Comment 8. In Multi-Strategy Exposures, please clarify if these percentages are based on net or gross assets, and further illustrate how the percentages will be allocated to each portion of the multiple strategies.

Response: Please see response to Comment 5 and the attached marked prospectus.

Comment 9. Please enhance disclosures in the Principal Investment Strategies, as the section does not expand on what was covered in the summary. Please see June 14 guidance referring to mutual fund enhanced disclosure.

Response: The Registrant respectfully declines to revise the existing disclosure and notes that additional disclosure regarding the implementation and execution of the Fund’s strategies is provided for in Item 9 disclosure.

Comment 10. Please revise Wholly Owned Subsidiary Risk to clarify why the subsidiary is unlikely to take action contrary to the Fund or its shareholders. Please clarify which portfolio manager is responsible for which section of the multiple strategies, and how these relate to subsidiary control.

Response: The Registrant respectfully declines to revise the existing disclosure and further notes that the existing disclosure states that because both the Fund and the Subsidiary are managed by the same portfolio managers, it is unlikely that the Subsidiary will take action contract to the Fund and its Shareholders

Comment 11. Please disclose that the Fund will, on an aggregate basis with the Subsidiary, comply with the provisions of the 1940 Act, including Section 8, with respect to its fundamental investment policies.

Response: The existing disclosures addresses the comments. Please see the section entitled “Subsidiary” in the prospectus.

Comment 12. Please disclose that any investment adviser to the subsidiary will comply with Section 15, as if they were the investment adviser to the Fund, under 2a-20 of the Investment Company Act.

Response: The existing disclosures addresses the comments. Please see the section entitled “Subsidiary” in the prospectus.

Comment 13. Please revise the disclosure for the governing capital structure and leverage on an aggregate basis as follows: “The Fund complies with the provision of the investment company act governing capital structure and leverage, on an aggregate basis with the subsidiary so that the fund treats the subsidiary’s debt as its own for purposes of Section 18”.

Response: The existing disclosures addresses the comments. Please see the section entitled “Subsidiary” in the prospectus.

Comment 14. In Appendix A, please enhance disclosure to clarify whether variation in sales load are different, or in addition to those disclosed throughout the rest of the Prospectus, and include accompanying disclosure that the sales loads disclosed in initially in the Prospectus differ from those later disclosed in Appendix A.

Response: The following disclosure has been added: Accordingly, the variations in sales loads set forth below may differ from those previously disclosed in this Prospectus.

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If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla